Valneva Reports Preliminary Unaudited 2024 Revenue and Cash and Provides 2025 Outlook
February 18, 2025
•Met 2024 growth targets for sales revenue (+13% vs 2023) and total revenues (+10% vs 2023)
•Strong year-end cash position of €168.3 million
•Substantial clinical and regulatory progress in 2024, leading to multiple anticipated data readouts, product approvals and label extensions in 2025
•2025 outlook reflects solid revenue growth and positive commercial cash flows to support strategic R&D investments with lower operating cash burn
Saint-Herblain (France), February 18, 2025 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA) a specialty vaccine company, today reported its preliminary unaudited full-year 2024 revenue and cash results1 and provided a 2025 outlook. The Company will publish its 2024 audited consolidated financial statements and host an analyst call on March 20, 2025.
2024 Performance
•Total revenues were €169.6 million for the year ended December 31, 2024 compared to €153.7 million in the year ended December 31, 2023, an increase of 10%
•Product sales revenue reached €163.3 million for the year ended December 31, 2024 compared to €144.6 million in the same period of 2023, an increase of 13%
•Cash and cash equivalents were €168.3 million as at December 31, 2024, compared to €126.1 million at December 31, 2023. Year-end cash of €168.3 million, significantly augmented by the sale of the Priority Review Voucher2 and successful Private Placement3
2025 Financial Outlook
•Sales revenues expected to grow to €170-180 million, driving positive cash-flows for the overall commercial business
•Total revenues expected to reach €180-190 million
1 The financial figures presented in this release are preliminary and unaudited. The final audited financial results, which remain subject to approval by the Board of Directors, are expected to be published on March 20.
2 Valneva Announces Sale of Priority Review Voucher for $103 Million – Valneva
3 Valneva Announces the Success of its Private Placement Raising approximately €60 Million – Valneva

•Total R&D investments expected between €90 – €100 million, which will be partially offset by grant funding and anticipated R&D tax credits
•Continued stringent focus on cash management supporting sufficient cash runway to reach key inflection points; substantially lower operating cash burn expected in 2025, less than 30 million compared to over €60.0 million in 2024
Peter Bühler, Valneva’s Chief Financial Officer, commented, “Once again, we successfully delivered double digit sales growth, despite lower than anticipated launch-year IXCHIQ® sales in the U.S. We made significant clinical and regulatory progress last year, setting the stage for several important catalysts to drive value in 2025, most notably with the first Phase 3 study results for our lead Lyme disease vaccine candidate, VLA15. In 2025, we will continue to focus on commercial execution while investing strategically in advancing our science-driven pipeline to generate substantial future value. With over €168 million of cash at the end of 2024, we are entering 2025 in a good financial position to support these objectives.”
Regulatory, R&D and Strategic Highlights
•Continued to progress Lyme disease program according to plan, including completion of primary vaccination in ongoing Phase 3 study, reporting of further positive Phase 2 booster results, and publication of Phase 2 data in the Lancet
•Secured three additional regulatory approvals for world’s first chikungunya vaccine, IXCHIQ® (Canada, Europe, UK); filed adolescent label extension submissions; awarded new $41.3 million grant from the Coalition for Epidemic Preparedness (CEPI)4
•Augmented clinical pipeline with a leading tetravalent Shigella vaccine candidate5 and initiated Phase 2b trial; Granted Fast Track Designation by the United States Food and Drug Administration (FDA)
•Advanced novel Zika vaccine candidate into Phase 1 clinical development
•Finalized new $32.8 million IXIARO® supply contract with the U.S. Department of Defense in January 20256
Key Upcoming Catalysts:
•Lyme disease Phase 3 first data readout by the end of 2025
•Further chikungunya vaccine approvals, including the first endemic country (Brazil) and adolescent label extensions for IXCHIQ® in major travel markets
4 CEPI Expands Partnership with Valneva with a $41.3 Million Grant to Support Broader Access to the World’s First Chikungunya Vaccine – Valneva
5 Valneva and LimmaTech Enter into a Strategic Partnership to Accelerate the Development of the World’s Most Clinically Advanced Tetravalent Shigella Vaccine Candidate – Valneva
6 Valneva Announces New IXIARO® Supply Contract with the U.S. Government Worth a Minimum of $32.8 Million – Valneva

•Initiation of Phase 3 pediatric trial of IXCHIQ® to support further potential label expansion
•Phase 2b efficacy data from Human Challenge Study (CHIM) of tetravalent Shigella vaccine candidate in mid-2025 and launch of pediatric study
•Phase 1 results for Zika vaccine candidate in the first half of 2025
About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.
We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines, including the world’s first chikungunya vaccine, as well as certain third-party vaccines.
Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, the world’s most clinically advanced Shigella vaccine candidate, as well as vaccine candidates against the Zika virus and other global public health threats. More information is available at www.valneva.com.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com
Forward-Looking Statements
This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to business partnerships and the progress, timing, results and completion of technology transfer and regulatory approvals in additional markets. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be sustained in the future. In some cases, you can identify forward-looking statements by words such as “could,” “should,” “may,” “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “targets,” or similar words. These forward-looking statements are based largely on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties and delays involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, and the ability to obtain or maintain patent or other proprietary intellectual property protection. Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made in this press release will in fact be realized. Valneva is providing this information as of the date of this press release and disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.